FAZE HOLDINGS INC.

720 NORTH CAHUENGA BOULEVARD

LOS ANGELES, CA 90038

VIA EDGAR

September 30, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf

Lilyanna Peyser

Re: FaZe Holdings Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-266435

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FaZe Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:15 a.m., Eastern Time, on October 3, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Laura Kaufmann Belkhayat of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (212) 735-2439, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Tammy Brandt
Name:	Tammy Brandt
Title:	Chief Legal Officer

cc:	Laura Kaufmann Belkhayat, Skadden, Arps, Slate, Meagher & Flom LLP